December 17, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	Greenway Technologies, Inc.
Form 10-K for the Year Ended December 31, 2020
Filed April 14, 2021
Form 10-Q for the Period Ended June 30, 2021
Filed August 16, 2021
File No. 000-55030

To Whom It May Concern:

On behalf of Greenway Technologies, Inc. (“Company”), I acknowledge receipt of two letters from the Securities and Exchange Commission (“SEC”) referencing File No. 000-55030. One of the letters is dated November 15, 2021 and the other is dated December 6, 2021. The December 6, 2021 letter requested the Company to respond to the following inquiry:

1.	Your disclosures do not appear to address your conclusion of the effectiveness of your disclosure controls and procedures pursuant to the requirements of Item 307 of Regulation S-K. Please include management’s conclusion in future Form 10-Q and 10-K.

In response to the SEC’s inquiry, I have conferred with the Company’s independent audit firm, which assists the Company in compliance with all rules and regulations related to SEC filings.

In the Form 10-K for the Year Ended December 31, 2020, the above matter is addressed in Item 9A. Controls and Procedures – Evaluation of Disclosure Controls and Procedures. The specific language addressing the matter is in the last paragraph of that section on Page 27, which states as follows:

As of December 31, 2020, we conducted an evaluation, under the supervision and with the participation of our principal financial officer, of the effectiveness of our internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our Management’s assessment included an evaluation the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on this evaluation, management concluded that as of December 31, 2020, our internal control over financial reporting was ineffective.

Further, Changes in Internal Controls over Financial Reporting is also addressed on Page 28, which states as follows:

There were no changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal control over financial reporting that occurred during the year ended December 31, 2020, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Based on my understanding of the requirements of Item 307 of Regulation S-K, it appears that the Company complied with the requirements for the Form 10-K for the Year Ended December 31, 2020.

In the Form 10-Q for the Period Ended Jun 30, 2021, the above matter is addressed in Item 4. Controls and Procedures. The specific language is on Page 28 as follows:

In June 2021, we conducted an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on this evaluation, Management has concluded that as of June 30, 2021, our internal control over financial reporting was ineffective.

Further, Changes in Internal Controls over Financial Reporting is addressed on Page 29, which states as follows:

There were no changes (including corrective actions with regard to significant deficiencies or material weaknesses) in or internal control over financial reporting that occurred during the quarter ended June 30, 2021, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

Based on my understanding of the requirements of Item 307 of Regulation S-K, it appears that the Company complied with the requirements for the Form 10-Q for the Period Ended June 30, 2021.

As requested in your letter dated November 15, 2021, the Company will continue including management’s conclusion in future Form1 10-Q and 10-K, as required by Item 307 of Regulation S-K.

If you need any additional information, please contact me at telephone number (561) 809-4644.

Sincerely,

/s/ Ransom B. Jones

Ransom B. Jones, Chief Financial Officer